SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

NOTICE TO THE MARKET

TIM Participações S.A. (“Company”) (BM&FBOVESPA: TIMP3; and NYSE: TSU), informs to the Market, its shareholders, and especially to its approximately 70 million users the following:

Referring to the notice to the Market dated August 07th 2012, in which we presented the Company’s position in relation to the allegations that drop calls were being motivated by the Company’s deliberated action.

Due to the negative impact on the Company’s image and, above all, considering the questioning posed to the transparency in our relationship with our customers, the Company hired two independent institutions, with notorious reputation and worldwide level technical knowledge and vast performances in Brazil, Ericsson and PricewaterhouseCoopers.

Ericsson’s highlight that: “According to the evaluations, scope of this work, Ericsson can safely state that there aren’t any evidences raised on the Telephone Exchanges and Ericsson’s Smart Grid Solutions that indicate purposive or intentional forms of promoting disconnections in TIM’s PMS network”. Furthermore, it adds that there aren’t any evidences that such rate is in the order of 24%.

As for the drop call rate calculation referring to march 08th 2012, the results achieved by the methodology adopted by Ericsson was 2.09%, in line with the 2.04% results generated internally by TIM and which was confirmed by PricewaterhouseCoopers through a Agreed Upon Procedures Report - AUP.

The conclusions ratify the statement made by the Company in previous notice, denying any illicit practice or maneuver that could hurt the transparency in the relationship with its customers.

Both studies were concluded recently and presented to Anatel, as a contribution to the work that is being concluded by the Agency in the sense of clarifying this question.

The Company reaffirms its commitment with a quality service, transparency and, above all, honesty with our customers.

Rio de Janeiro, November 12th 2012.

TIM Participações S.A.
Rogerio Tostes Lima
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 12, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.